SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                 AMENDMENT NO. 1

                              SMARTDISK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   83169Q 10 5
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                                 (CUSIP Number)

                                 August 22, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

                                Page 1 of 5 pages

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                              CUSIP No. 83169Q 10 5

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons
         Addison M. Fischer

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a) [X]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization   Delaware

             Number of         (5)       Sole Voting Power            6,437,237
        Shares Beneficially
              Owned by
           Each Reporting      (6)       Shared Voting Power                  0
            Person With

                               (7)       Sole Dispositive Power       6,437,237


                               (8)       Shared Dispositive Power             0

(9)      Aggregate Amount Beneficially Owned by Each Reporting

         Person         6,437,237

(10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

(11)      Percent of Class Represented by Amount in Row (9)         36.8%

(12)      Type of Reporting Person (See Instructions)       OO

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Item 1(a).         Name of Issuer:

                   SmartDisk Corporation

Item 1(b).         Address of Issuer's Principal Executive Offices:

                   3506 Mercantile Avenue
                   Naples, Florida  34104

Item 2(a).         Name of Person Filing:

                   Addison M. Fischer

Item 2(b).         Address of Principal Business Office:

                   c/o Fischer International Systems Corporation
                   3506 Mercantile Avenue
                   Naples, Florida  34104

Item 2(c).         Citizenship or State of Incorporation:

                   N/A

Item 2(d).         Title of Class of Securities:

                   Common Stock, $0.001 Par Value

Item 2(e).         CUSIP Number:

                   83169Q 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

                   Not applicable.
                   If this statement is filed pursuant to Rule 13d-1(c), check
                   this box.                                                [ ]

Item 4.            Ownership.

        (a)           Amount Beneficially Owned:  6,437,237 shares.

        (b)           Percent of Class:             36.8%

        (c)           Number of shares as to which such person has:

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                      (i)        sole power to vote or to
                                   direct the vote                     6,437,237

                      (ii)       shared power to vote or to
                                   direct the vote                          0

                      (iii)      sole power to dispose or to
                                   direct the disposition of           6,437,237

                      (iv)       shared power to dispose or to
                                   direct the disposition of                0

Item 5.            Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                   Not applicable.

Item 8.            Identification and Classification of Members of the Group.

                   Not applicable.

Item 9.            Notice of Dissolution of Group.

                   Not applicable.

Item 10.           Certification.

                   Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

                                                   By:  /s/ Addison M. Fischer
                                                   -----------------------------
                                                   ADDISON M. FISCHER